77H

For AXP Partners International Core Fund

During the six-month fiscal period ended April 30, 2005, the Fund served as an underlying investment of the AXP Portfolio Builder Series funds, six affiliated funds-of-funds. The AXP Portfolio Builder Series funds and/or American Express Financial Corporation, through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.